thatlook.com, Inc. and
                                  Subsidiaries
                       COMPUTATION OF PER SHARE EARNINGS
           NINE MONTHS AND QUARTERS ENDED SEPTEMBER 30, 2000 AND 1999
                                (UNAUDITED)


                              QUARTERS                  NINE MONTH
                         2000         1999          2000         1999
                         ----         ----          ----         ----
BASIC LOSS PER SHARE:

Net Loss            $(1,508,616)  $(377,944)   $(2,022,072)   $(798,147)

Weighted Average
Shares Outstanding   29,091,406  12,057,483     20,527,233   11,663,772

Basic Loss Per Share     $(0.05)     $(0.03)        $(0.10)      $(0.07)


Loss per common share is computed based on net loss divided by the weighted average number of common shares outstanding during the respective periods presented. Diluted loss per share is not presented since stock options, warrants and convertible subordinated debenture are anti-dilutive.